Exhibit 99.1

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

July 10, 2021

Guanghui Yang

Shenzhen China

Re: Director Offer Letter

Dear:

EZGO Technologies Ltd., a British Virgin Islands company (the “Company”) is pleased to offer you a position as a member of the Company’s Board of Directors (the “Board”).  We are very impressed with your credentials, and we look forward to your future success in this role.

EZGO Technologies Ltd. 一家英属维尔京群岛公司（“公司”）很荣幸为您提供公司董事会（以下简称“董事会”）成员的职位。您的资历给我们留下了非常深刻的印象，我们期待着您在这个职位上取得成功。

This letter shall constitute an agreement (“Agreement”) between you and the Company and contains all the terms and conditions relating to the services you are to provide.

本函应构成您与本公司之间的协议（“协议”），并包含与您将提供的服务相关的所有条款和条件。

1. Term. This Agreement shall have an initial term of there years, beginning on the effective date of the registration statement in connection with the IPO. Your term as director shall continue subject to the provisions in Section 7 below or until your successor is duly elected and qualified.  The position shall be up for re-election every three year at the Company’s annual general meeting and upon re-election, the terms and provisions of this Agreement shall remain in full force and effect.

1. 期限。 本协议的初始期限为三年，自首次公开发行相关的登记声明生效之日起生效。根据下文第7节的规定，您的董事任期应继续有效，或直到您的继任者被正式选出并具备资格为止。该职位应在每三年的公司年度股东大会上进行重新选举，并且在再次当选后，本协议的条款和规定应保持完全有效。

2. Services. You shall render services as a member of the Board in accordance with high professional and ethical standards and in accordance with all applicable laws and rules and regulations pertaining to your performance hereunder.  You shall be required to attend all meetings of the Board called from time to time either in-person or by telephone.  Should you be elected to serve on a committee of the Board, you shall be required to attend such number of meetings of such committee as required by its members pursuant to the charter of such committee or as may be called from time to time.  The services described in this Section 2 shall hereinafter be referred to as your “Duties.”

2. 服务。 作为董事会成员，您应按照高级专业和道德标准以及与您在本协议项下履行职责相关的所有适用法律法规提供服务。您必须亲自或通过电话参加董事会的所有会议。您将当选为董事会某一委员会的成员，你须出席该委员会根据该委员会章程所规定的次数或不时召开的会议。本第2条所述的服务在下文中称为“职责”

3. Services for Others.  You shall be free to represent or perform services for other persons during the term of this Agreement.  You agree, however, that you do not presently perform and do not intend to perform, during the term of this Agreement, similar Duties, consulting, or other services for companies whose businesses are or would be, in any way, competitive with the Company (except for companies previously disclosed by you to the Company in writing).  Should you propose to perform similar duties, consulting, or other services for any such company, you agree to notify the Company in writing in advance (specifying the name of the organization for whom you propose to perform such services) and to provide information to the Company sufficient to allow it to determine if the performance of such services would conflict with areas of interest to the Company.

3. 为他人提供的服务。 在本协议有效期内，您有权代表或为其他人提供服务。但是，您同意，在本协议有效期内，您目前没有也不打算为现有或潜在业务、以任何方式与公司有竞争关系的公司履行或提供类似的职责、咨询或其他服务（但您事先向公司书面披露的除外）。如果您提议为任何此类公司履行类似的职责、咨询或其他服务，您同意提前以书面形式通知本公司（指明您拟为其提供此类服务的组织的名称），并向本公司提供足够的信息，以使本公司能够评估该等服务的履行是否会与本公司的利益相冲突。

4. Compensation.

4. 报酬/津贴

4.1. Cash. Commencing on the Appointment Date, and upon each anniversary thereof that you remain a director, you shall receive cash compensation of RMB [50,000] for each calendar year of service under this Agreement on a pro-rated basis.  Notwithstanding the foregoing to the contrary, all fees are subject to approval and/or change as deemed appropriate by the Compensation Committee of the Board.  You shall be reimbursed for reasonable expenses documented and incurred by you in connection with the performance of your Duties (including travel expenses for meetings you attend in-person).

4.1. 现金。 从任命日期开始，以及您担任董事的每一周年，您应按比例在本协议项下服务的每一自然年获得【50,000】人民币的现金报酬/津贴。尽管有上述相反的规定，所有费用均须经董事会薪酬委员会批准和/或作出适当的变更。您因履行职责而发生的合理费用（包括现场出席会议的差旅费）应得到报销。

4.2. Service on Board Committee(s).  Should you be named to a committee of the Board, the Compensation Committee of the Board will determine any additional compensation, if any, for serving on such committee.  However, the Company currently does not plan to provide any additional compensation to members of Committees of the Board other than the chairmen of such committees.

4.2. 在董事会委员会任职。 如果你被任命为董事会委员会的成员，董事会薪酬委员会将决定在该委员会任职的任何额外报酬（如有）。但是，本公司目前不打算向董事会各委员会的成员提供任何额外的薪酬，但该等委员会的主席除外。

5. No Assignment.  Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

5. 不得转让。 由于您所提供服务的特殊属性，未经本公司事先书面同意，您不得转让本协议。

6. Confidential Information; Non-Disclosure.  In consideration of your access to the premises of the Company and/or you access to certain Confidential Information of the Company, in connection with your business relationship with the Company, you hereby represent and agree as follows:

6. 保密信息；保密。 考虑到您进入本公司的经营场所和/或您接触到本公司的某些保密信息，就您与本公司的业务关系而言，您特此声明并同意如下：

6.1. Definition.  For purposes of this Agreement, the term “Confidential Information” means:

6.1. 定义。 在本协议中，“保密信息”一词是指：

a. Any information that the Company possesses that has been created, discovered, or developed by or for the Company, and that has or could have commercial value or utility in the business in which the Company is engaged; or

a、 公司拥有的、由公司创建、发现或开发的、在公司从事的业务中具有或可能具有商业价值或效用的任何信息；或

b. Any information that is related to the business of the Company and is generally not known by non-Company personnel.

b、 与公司业务有关的、非公司人员一般不知道的任何信息。

c. By way of illustration, but not limitation, Confidential Information includes trade secrets and any information concerning products, processes, formulas, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, concepts, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans, and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics, and agreements.

c、 作为说明，但不限于，机密信息包括商业秘密和与产品、工艺、配方、设计、发明（无论是否根据版权法或类似法律可申请专利或注册，也不论是否被简化为实践）、发现、概念、想法、改进、技术，方法、研究、开发和测试结果、规范、数据、专有技术、软件、格式、营销计划和分析、商业计划和分析、战略、预测、客户和供应商身份、特征和协议。

6.2. Exclusions.  Notwithstanding the foregoing, the term Confidential Information shall not include:

6.2. 例外条款。 尽管有上述规定，保密信息一词不应包括：

a. Any information that becomes generally available to the public other than as a result of a breach of the confidentiality portions of this Agreement, or any other agreement requiring confidentiality between the Company and you;

a、 除因违反本协议的保密条款或本公司与您之间要求保密的任何其他协议外，公众可获得的任何信息；

b. Information received from a third party in rightful possession of such information who is not restricted from disclosing such information; and

b、 从合法拥有该等信息的第三方收到的信息，该第三方不受披露该等信息的限制；以及

c. Information known by you prior to receipt of such information from the Company, which prior knowledge can be documented.

c、 您在收到本公司提供的此类信息之前知道的信息，这些信息可以记录在案。

6.3. Documents.  You agree that, without the express prior written consent of the Company, you will not remove from the Company’s premises, any notes, formulas, programs, data, records, machines, or any other documents or items that in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. In the event you receive any such documents or items by personal delivery from any duly designated or authorized personnel of the Company, you shall be deemed to have received the express written consent of the Company.  In the event that you receive any such documents or items, other than through personal delivery as described in the preceding sentence, you agree to inform the Company promptly of your possession of such documents or items.  You shall promptly return any such documents or items, along with any reproductions or copies to the Company upon the Company’s demand, upon termination of this Agreement, or upon your termination or resignation, as provided in Section 7 herein.

6.3. 文件。 您同意，未经本公司事先明确书面同意，您不得将任何注释、公式、程序、数据、记录、机器或以任何方式，将包含或构成机密信息的任何其他文件或项目从公司的经营场所移走，你们也禁止对此类文件进行复制。如果您从本公司任何正式指定或授权的人员处收到任何此类文件或项目，您应被视为已收到本公司的明确书面同意。如果您收到任何此类文件或项目，而不是通过前句所述的亲自递送，您同意立即通知公司您拥有这些文件或项目。您应立即归还任何此类文件或项目，根据本协议第7条的规定，在本协议终止时，或在您终止或辞职时，随本公司要求向本公司提供任何复制品或副本。

6.4. No Disclosure.  You agree that you will hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as maybe necessary in the course of your business relationship with the Company. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company, and that the provisions of this Section 6.4 shall survive termination of this Agreement.

6.4. 不披露。 您同意，您将对所有机密信息进行托管和保密，未经本公司事先书面同意，您不会直接或间接向他人披露任何机密信息或与此类信息相关的任何内容，除非在你与公司的业务关系中有必要。您进一步同意，未经本公司事先书面同意，您不会使用任何保密信息，除非在您与本公司的业务关系过程中有必要，本第6.4条的规定在本协议终止后仍然有效。

7. Termination and Resignation.  Your membership on the Company’s Board may be terminated for any or no reason or you may also terminate your membership on the Board for any or no reason except as provided in the Company’s Memorandum and Articles of Association, as amended from time to time. Upon the effective date of the termination or resignation, your right to compensation hereunder will terminate subject to the Company’s obligations to pay you any cash compensation (or equivalent value in ordinary shares of the Company), if application, that you have already earned and to reimburse you for approved expenses already incurred in connection with your performance of your Duties as of the effective date of such termination or resignation.

7. 终止和辞职。 您在公司董事会的成员资格可能会因任何原因或无原因而终止，或者您也可以出于任何原因或无原因终止您在董事会的成员资格，除非公司的组织大纲和公司章程细则（经不时修订）另有规定。在终止或辞职生效之日起，您在本协议项下获得补偿的权利将终止，但公司有义务根据您已经获得的补偿，向您支付任何现金补偿（或公司普通股的同等价值）（如适用），并补偿您在该等终止或辞职生效之日因履行职责而产生的批准费用。

8. Independent Contractor. You understand, acknowledge and agree that your relationship with the Company is that of an independent contractor and nothing in this Agreement is intended to or should be construed to create a relationship other than that of independent contractor. Nothing in this Agreement shall be construed as a contract of employment/engagement between you and the Company or as a commitment on the part of the Company to retain you in any capacity, for any period of time or under any specific terms or conditions, or to continue your service to the Company beyond any period.

8. 独立签约人。 您理解、承认并同意，您与本公司的关系是独立签约人的关系，本协议中的任何内容均无意或不应被解释为与独立签约人的关系以外的关系。本协议中的任何内容均不得解释为您与本公司之间的雇佣/聘用合同，也不得解释为本公司承诺以任何身份在任何时间段内或在任何特定条款或条件下保留您，或在任何期限后继续为本公司服务。

9. Governing Law; Consent to Jurisdiction.  Any dispute, controversy, difference or claim arising out of or relating to this contract, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in Chinese..

9. 管辖法律；同意管辖权。 由本合同引起或与本合同有关的任何争议、争议、分歧或索赔，包括存在、有效性、解释、履行，违反或终止其或与之有关的非合同义务的任何争议，应在提交仲裁通知时，由香港国际仲裁中心（HKIAC）根据HKIAC管理的仲裁规则进行仲裁，仲裁为终本的。本仲裁条款的法律为香港法律。仲裁的地点是香港。仲裁员人数为一人。仲裁程序应以中文进行。

10. Entire Agreement; Amendment; Waiver; Counterparts.  This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof.  Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto.  Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or waiver of any other term or condition of this Agreement.  The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not affect the right of any such party to require future performance of such provision or any other provision of this Agreement.  This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement, and may be executed using facsimiles of signatures, and a facsimile of a signature shall be deemed to be the same, and equally enforceable, as an original of such signature.

10. 完整协议；修订；弃权；副本。 本协议表达了对本协议标的的完整理解，并取代和终止先前与本协议标的有关的任何口头或书面协议。 只有经双方书面同意，才能修改本协议的任何条款，并放弃遵守本协议的任何条款。 任何一方放弃本协议的任何条款或条件，不得解释为对任何后续违反或未能遵守同一条款或条件或放弃本协议任何其他条款或条件的弃权。任何一方在任何时候未能要求任何其他方履行本协议的任何条款，不得影响任何该方要求未来履行该条款或本协议任何其他条款的权利。本协议可单独签署，每份副本均为原件，所有副本共同构成同一协议，并可使用签名传真件签署，签名的传真件应视为与该签名原件相同且具有同等效力。

This Agreement has been executed and delivered by the undersigned and is made effective as of the date set first set forth above.

本协议已由下述签字人签署并交付，并于上述日期生效。

Sincerely,

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	CEO

Agreed to and accepted:

/s/ Guanghui Yang
Guanghui Yang